

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 25, 2011

<u>Via E-mail</u>
Michael H. Madison
Chief Executive Officer
Cleco Corporation
2030 Donahue Ferry Road
Pineville, Louisiana 71360

     Re: Cleco Corporation
            Cleco Power LLC
            Form 10-K for Fiscal Year Ended December 31, 2010
            Filed February 24, 2011
            File Nos. 1-15759 & 1-05663

Dear Mr. Madison:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                           Sincerely,

                           /s/ Jason Niethamer for

                           Andrew D. Mew
                           Accounting Branch Chief